Exhibit 99.1



NEWS RELEASE

Media Contact:	Doug Kline
	Sempra Energy
	(877) 866-2066
	www.sempra.com
Financial Contact:	Glen Donovan
	Sempra Energy
	(877) 736-7727
	investor@sempra.com

SEMPRA ENERGY REPORTS SECOND-QUARTER 2009 RESULTS, REAFFIRMS 2009 EARNINGS-PER-SHARE GUIDANCE OF $4.35 TO $4.60

Improved Performance Expected to Offset One-time Write-off

SAN DIEGO, July 31, 2009 – Sempra Energy (NYSE: SRE) today reported second-quarter 2009 earnings of $198 million, or $0.80 per diluted share, compared with second-quarter 2008 earnings of $244 million, or $0.98 per diluted share.

Second-quarter 2009 results included an asset write-off of $64 million, or $0.26 per diluted share, at Sempra Pipelines & Storage. The potential for the write-off was previously disclosed.

Earnings for the first six months of 2009 were $514 million, or $2.09 per diluted share, up from $486 million, or $1.90 per diluted share.

Sempra Energy today reaffirmed its previously announced 2009 earnings-per-share guidance range of $4.35 to $4.60.

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"We are pleased that our performance through the first half of the year has been strong enough that we are able to reaffirm our 2009 earnings guidance, in spite of the asset write-off in the second quarter," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "We also continue to make progress in growing our natural gas infrastructure businesses. We reached two major operational milestones recently with the start-up of our second liquefied natural gas terminal and the eastern leg of the Rockies Express Pipeline."

SUBSIDIARY OPERATING RESULTS

San Diego Gas & Electric

In the second quarter 2009, earnings for San Diego Gas & Electric (SDG&E) rose to $70 million from $61 million in last year's second quarter, due primarily to higher operating margins.

For the first six months of 2009, SDG&E generated earnings of $169 million, up from $135 million during the same period last year.

Southern California Gas Co.

Southern California Gas Co. (SoCalGas) had second-quarter earnings of $65 million in 2009, up from $56 million in 2008, due primarily to higher operating margins.

SoCalGas' earnings in the first half of the year increased to $124 million in 2009 from $113 million last year.

RBS Sempra Commodities

Earnings for Sempra Energy's commodity operations were $85 million in the second quarter 2009, compared with $130 million in last year's second quarter. Second-quarter 2008 results included a $67 million gain on the transaction with The Royal Bank of Scotland forming the RBS Sempra Commodities joint venture, offset by $30 million of expenses related to litigation and taxes.

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For the first six months of 2009, earnings from Sempra Energy's commodity operations increased to $199 million from $189 million in the first six months of 2008. First-quarter 2008 results represented 100 percent of the earnings of Sempra Energy's commodity operations prior to the formation of the joint venture in April 2008.

Sempra Generation

Sempra Generation's earnings increased to $33 million in the second quarter 2009 from $23 million in the same quarter a year ago. In last year's second quarter, Sempra Generation recorded mark-to-market losses on forward contracts.

Sempra Generation's earnings in the first half of 2009 were $76 million, compared with $68 million in the first half of 2008.

Earlier this week, Sempra Generation announced that Pacific Gas and Electric (PG&E) has entered into a 20-year sales agreement for 48 megawatts (MW) of solar power from a new plant under development in Boulder City, Nev., called Copper Mountain Solar. The Copper Mountain Solar facility will be built on land adjacent to the 10-MW El Dorado Solar plant.   Construction on the 48-MW Copper Mountain project is slated to begin later this year and be completed in 2011. Last year, PG&E also contracted with Sempra Generation for the output of El Dorado Solar.

Sempra Pipelines & Storage

In the second quarter 2009, Sempra Pipelines & Storage had a net loss of $27 million, compared with earnings of $24 million in last year's second quarter. During the most recent quarter, Sempra Pipelines & Storage recorded a charge of $64 million for the write-off of certain assets at Liberty Gas Storage, principally the salt-caverns and associated facilities near Sulphur, La. Remedial efforts have been unsuccessful in making this facility operational. The charge in the quarter was partially offset by higher earnings from LNG-related pipeline operations.

For the first six months of 2009, Sempra Pipelines & Storage had $10 million in earnings, compared with $50 million in earnings in the first half of 2008.

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Last month, Sempra Pipelines & Storage and its project partners initiated service on the eastern portion of the Rockies Express pipeline, which stretches from Missouri to Ohio. The last leg of the 1,679-mile pipeline is expected to be completed in November. When complete, total capacity on the pipeline will be approximately 1.8 billion cubic feet per day, virtually all of which has been contracted under long-term firm commitments from creditworthy shippers.

Sempra LNG

Sempra LNG recorded a net loss of $12 million in the second quarter 2009, compared with a net loss of $28 million in the prior-year's second quarter. The improved results were due primarily to lower mark-to-market losses on a natural gas marketing agreement with RBS Sempra Commodities and lower income-tax expense related to Mexican currency and inflation adjustments.

In the first half of 2009, Sempra LNG recorded a net loss of $19 million, compared with a net loss of $37 million in the first half of 2008.

Yesterday, Cameron LNG, Sempra LNG's Louisiana terminal, began commercial operations after successfully receiving its first two cargoes of liquefied natural gas (LNG). In June, Sempra LNG announced an agreement with an affiliate of RasGas Company Limited to have Cameron LNG serve as a potential U.S. Gulf Coast receipt point for LNG cargoes, beginning next month. Cargoes could be delivered to Cameron LNG through December 2010. The agreement allows RasGas to deliver up to 50 cargoes with each cargo containing up to 4.8 billion cubic feet of natural gas.

INTERNET BROADCAST

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EDT with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering passcode 2144396.

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Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2008 revenues of nearly $11 billion. The Sempra Energy companies' 13,600 employees serve about 29 million consumers worldwide.

Complete financial tables, including earnings information by business unit, are available on Sempra Energy's Web site at http://www.sempra.com/downloads/2Q2009.pdf.

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "could," "should," or similar expressions, or discussions of strategies, plans or intentions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, California State Legislature, California Department of Water Resources, Federal Energy Regulatory Commission, Federal Reserve Board, and other regulatory and governmental bodies in the United States, the United Kingdom and other countries; capital market conditions and inflation, interest and exchange rates; energy and trading markets, including the timing and extent of changes and volatility in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the Securities and Exchange Commission. These reports are available through the EDGAR system without charge at the SEC's Web site, www.sec.gov and on the company's Web site, at www.sempra.com.

Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and Sempra Commodities are not the same companies as the utility, San Diego Gas & Electric (SDG&E) or Southern California Gas Company (SoCalGas), and Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and Sempra Commodities are not regulated by the California Public Utilities Commission.

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SEMPRA ENERGY
Table A

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share amounts)	Three months ended June 30,		Six months ended June 30,	
	2009	2008*	2009	2008*
	(unaudited)			
REVENUES				
Sempra Utilities	$ 1,316	$ 1,887	$ 2,958	$ 4,177
Sempra Global and parent	373	616	839	1,596
Total revenues	1,689	2,503	3,797	5,773
EXPENSES AND OTHER INCOME				
Sempra Utilities:				
Cost of natural gas	(249)	(784)	(789)	(2,019)
Cost of electric fuel and purchased power	(129)	(220)	(300)	(383)
Sempra Global and parent:				
Cost of natural gas, electric fuel and purchased power	(187)	(513)	(455)	(922)
Other cost of sales	(16)	(17)	(33)	(153)
Operation and maintenance	(589)	(549)	(1,105)	(1,252)
Depreciation and amortization	(189)	(171)	(372)	(346)
Franchise fees and other taxes	(69)	(71)	(151)	(154)
Gains on sale of assets	3	109	3	114
Write-off of long-lived assets	(132)	-	(132)	-
Equity earnings:				
RBS Sempra Commodities LLP	126	146	279	146
Other	2	9	9	15
Other income, net	70	32	73	51
Interest income	5	10	11	24
Interest expense	(79)	(38)	(161)	(98)
Income before income taxes and equity earnings of certain unconsolidated subsidiaries	256	446	674	796
Income tax expense	(90)	(202)	(199)	(329)
Equity earnings, net of income tax	23	18	39	39
Net income	189	262	514	506
(Earnings) losses attributable to noncontrolling interests	12	(15)	5	(15)
Preferred dividends of subsidiaries	(3)	(3)	(5)	(5)
Earnings	$ 198	$ 244	$ 514	$ 486
Basic earnings per common share	$ 0.82	$ 0.99	$ 2.12	$ 1.93
Weighted-average number of shares outstanding, basic (thousands)	242,718	245,576	242,245	252,100
Diluted earnings per common share	$ 0.80	$ 0.98	$ 2.09	$ 1.90
Weighted-average number of shares outstanding, diluted (thousands)	247,090	249,677	246,039	256,169
Dividends declared per share of common stock	$ 0.39	$ 0.35	$ 0.78	$ 0.67

* As adjusted for the retrospective adoption of SFAS 160 (ASC 810).

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)		June 30, 2009		December 31, 2008*
		(unaudited)		
Assets				
Current assets:				
Cash and cash equivalents	$	818	$	331
Short-term investments		-		176
Restricted cash		27		27
Accounts receivable, net		715		981
Due from unconsolidated affiliates		21		4
Income taxes receivable		114		195
Deferred income taxes		96		31
Inventories		169		320
Regulatory assets		88		121
Fixed-price contracts and other derivatives		100		160
Insurance receivable related to wildfire litigation		940		-
Other		236		130
Total current assets		3,324		2,476
Investments and other assets:				
Regulatory assets arising from fixed-price contracts and other derivatives		252		264
Regulatory assets arising from pension and other postretirement benefit obligations		1,212		1,188
Other regulatory assets		558		534
Nuclear decommissioning trusts		580		577
Investment in RBS Sempra Commodities LLP		2,019		2,082
Other investments		1,470		1,166
Goodwill and other intangible assets		529		539
Sundry		565		709
Total investments and other assets		7,185		7,059
Property, plant and equipment, net		17,413		16,865
Total assets	$	27,922	$	26,400
Liabilities and Equity				
Current liabilities:				
Short-term debt	$	291	$	503
Accounts payable		616		856
Due to unconsolidated affiliates		31		38
Dividends and interest payable		183		156
Accrued compensation and benefits		186		280
Regulatory balancing accounts, net		602		335
Current portion of long-term debt		624		410
Fixed-price contracts and other derivatives		115		180
Customer deposits		149		170
Reserve for wildfire litigation		940		-
Other		616		684
Total current liabilities		4,353		3,612
Long-term debt		6,723		6,544
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		102		102
Customer advances for construction		154		155
Pension and other postretirement benefit obligations, net of plan assets		1,512		1,487
Deferred income taxes		1,152		946
Deferred investment tax credits		54		57
Regulatory liabilities arising from removal obligations		2,453		2,430
Asset retirement obligations		1,210		1,159
Other regulatory liabilities		209		219
Fixed-price contracts and other derivatives		347		392
Deferred credits and other		842		909
Total deferred credits and other liabilities		8,035		7,856
Preferred stock of subsidiary		79		79
Total Sempra Energy shareholders' equity		8,477		7,969
Preferred stock of subsidiaries		100		100
Other noncontrolling interests		155		240
Total equity		8,732		8,309
Total liabilities and equity	$	27,922	$	26,400

As adjusted for the retrospective adoption of SFAS 160 (ASC 810).

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Dollars in millions)	Six months ended June 30,	
	2009	2008*
	(unaudited)	
Cash Flows from Operating Activities:		
Net income	$ 514	$ 506
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	372	346
Deferred income taxes and investment tax credits	90	51
Equity earnings	(327)	(200)
Gains on sale of assets	(3)	(114)
Write-off of long-lived assets	132	-
Fixed-price contacts and other derivatives	(38)	47
Other	51	40
Net changes in other working capital components	364	226
Distributions from RBS Sempra Commodities LLP	375	-
Changes in other assets	21	(10)
Changes in other liabilities	(26)	(27)
Net cash provided by operating activities	1,525	865
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(938)	(1,114)
Proceeds from sale of assets, net of cash sold	179	2,071
Expenditures for investments	(217)	(2,180)
Distributions from investments	9	16
Purchases of nuclear decommissioning and other trust assets	(99)	(173)
Proceeds from sales by nuclear decommissioning and other trusts	93	177
Decrease in notes receivable from unconsolidated affiliate	-	60
Other	(14)	(15)
Net cash used in investing activities	(987)	(1,158)
Cash Flows from Financing Activities:		
Common dividends paid	(170)	(166)
Preferred dividends paid by subsidiaries	(5)	(5)
Issuances of common stock	28	11
Repurchases of common stock	-	(1,002)
(Decrease) increase in short-term debt, net	(612)	496
Issuances of long-term debt	1,108	593
Payments on long-term debt	(311)	(73)
Purchase of noncontrolling interest	(94)	-
Other	5	1
Net cash used in financing activities	(51)	(145)
Increase (decrease) in cash and cash equivalents	487	(438)
Cash and cash equivalents, January 1	331	668
Cash and cash equivalents, June 30	$ 818	$ 230

As adjusted for the retrospective adoption of SFAS 160 (ASC 810).

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Earnings (Losses)				
San Diego Gas & Electric	$ 70	$ 61	$ 169	$ 135
Southern California Gas	65	56	124	113
Sempra Commodities[1]	85	130	199	189
Sempra Generation	33	23	76	68
Sempra Pipelines & Storage	(27)	24	10	50
Sempra LNG	(12)	(28)	(19)	(37)
Parent & Other	(16)	(22)	(45)	(32)
Earnings	$ 198	$ 244	$ 514	$ 486

[1] Results for 2009 and the second quarter of 2008 include the company's portion of RBS Sempra Commodities' joint venture earnings and interest, income taxes, cost allocations and other items associated with the joint venture. Results for the first quarter of 2008 include 100% of the commodities-marketing businesses. Both 2009 and 2008 include the results of Sempra Rockies Marketing.

(Dollars in millions)	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Capital Expenditures and Investments[1]				
San Diego Gas & Electric	$ 366 [2]	$ 194	$ 595 [2]	$ 665 [2]
Southern California Gas	115	126	227	242
Sempra Commodities	-	-	-	37
Sempra Generation	10	2	13	13
Sempra Pipelines & Storage	227	93	328	302
Sempra LNG	71	152	142	249
Parent & Other	1	79 [2]	2	261 [2]
Eliminations[2]	(152)	(75)	(152)	(75)
Consolidated Capital Expenditures and Investments	$ 638	$ 571	$ 1,155	$ 1,694

[1] Investments do not include the $1.6 billion contribution to RBS Sempra Commodities in the second quarter of 2008.

[2] During the six months ended June 30, 2008, SDG&E and Parent & Other purchased $236 and $177, respectively, of SDG&E's industrial development bonds. As their cash flow needs changed, Parent & Other sold $152 of the bonds to SDG&E in the second quarter of 2009, and SDG&E sold $75 of the bonds to Parent & Other in the six-month period of 2008.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended June 30,		Six months ended June 30,	
SEMPRA UTILITIES	2009	2008	2009	2008
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 629	$ 752	$ 1,359	$ 1,494
SoCalGas (excludes intercompany sales)	$ 687	$ 1,135	$ 1,599	$ 2,683
Gas Sales (Bcf)	80	81	211	225
Transportation and Exchange (Bcf)	123	136	251	274
Total Deliveries (Bcf)	203	217	462	499
Total Gas Customers (Thousands)			6,590	6,553
Electric Sales (Millions of kWhs)	3,968	4,021	8,132	8,296
Direct Access (Millions of kWhs)	750	750	1,490	1,515
Total Deliveries (Millions of kWhs)	4,718	4,771	9,622	9,811
Total Electric Customers (Thousands)			1,375	1,367
SEMPRA GENERATION				
Power Sold (Millions of kWhs)	5,482	5,506	11,209	11,118

SEMPRA PIPELINES & STORAGE

(Represents 100% of the distribution operations of these subsidiaries, although subsidiaries in Argentina, Chile and Peru are not 100% owned by Sempra Energy. These subsidiaries are not consolidated within Sempra Energy and the related investments are accounted for under the equity method).

Natural Gas Sales (Bcf)				
Argentina	83	81	148	152
Mexico	4	5	9	10
Mobile Gas	7	- *	16	- *
Natural Gas Customers (Thousands)				
Argentina			1,693	1,637
Mexico			93	95
Mobile Gas			94	- *
Electric Sales (Millions of kWhs)				
Peru	1,380	1,354	2,773	2,716
Chile	593	568	1,270	1,232
Electric Customers (Thousands)				
Peru			851	822
Chile			569	557

* Mobile Gas was acquired in October 2008.

SEMPRA ENERGY

Table E (Continued)

SEMPRA COMMODITIES

The following information for the Sempra Commodities segment includes information related to RBS Sempra Commodities LLP. RBS Sempra Commodities LLP acquired the commodity-marketing businesses of Sempra Energy on April 1, 2008. For the three and six months ended June 30, 2009, the Sempra Commodities segment is composed primarily of the company's equity interest in RBS Sempra Commodities LLP, but also includes the results of Sempra Rockies Marketing. The margin and financial data below represent the total results of RBS Sempra Commodities LLP as calculated under International Financial Reporting Standards (IFRS).

RBS Sempra Commodities LLP

Operating Statistics

(in millions of US dollars)

*RBS Sempra Commodities LLP - Joint Venture level margin**	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009
Geographical:			
North America	$ 220	$ 522	$ 472
Europe/Asia	103	124	205
Total	$ 323	$ 646	$ 677
Product Line:			
Oil - Crude & Products	$ 70	$ 92	$ 193
Power	94	174	187
Natural Gas	67	306	145
Metals	81	42	135
Other	11	32	17
Total	$ 323	$ 646	$ 677

Financial Information

(in millions of US dollars)

RBS Sempra Commodities LLP	Three months ended June 30, 2009		Three months ended June 30, 2008		Six months ended June 30, 2009	
	Joint Venture Total	Sempra Share**	Joint Venture Total	Sempra Share**	Joint Venture Total	Sempra Share**
Fee income and trading revenue, net of selling costs	$ 323		$ 646		$ 677	
Operating and other expenses	(181)		(312)		(381)	
Joint Venture distributable income	$ 142		$ 334		$ 296	
Preferred return on capital	$ 84	$ 60	$ 148	$ 60	$ 161	$ 119
1st allocation - 70% Sempra / 30% RBS***	58	42	125	87	135	97
2nd allocation - 30% Sempra / 70% RBS	-	-	61	18	-	-
Distributable income	$ 142	$ 102	$ 334	$ 165	$ 296	$ 216

Sempra Commodities Earnings

(in millions of US dollars)	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009
Sempra share of distributable income - IFRS basis	$ 102	$ 165	$ 216
U.S. GAAP conversion impact	24	(19)	63
Sempra equity earnings before income taxes - U.S. GAAP basis	126	146	279
Income tax expense	(39)	(53)	(76)
Sempra equity earnings from RBS Sempra Commodities LLP	87	93	203
Other segment activity after-tax, including after-tax gain in 2008	(2)	37	(4)
Sempra Commodities earnings	$ 85	$ 130	$ 199

* Margin consists of operating revenues less cost of sales (primarily transportation and storage costs) reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

** After a 15% preferred return to Sempra and then a 15% return to RBS, Sempra receives 70% of the next $500 million and 30% of any remaining income on an annual basis.

*** Includes certain transition costs specifically allocated to Sempra and RBS.